The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_______________

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-4
ON FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________

AmREIT (Exact name of registrant as specified in its charter)
Texas (State or other jurisdiction of incorporation or organization)	76-0410050 (I.R.S. Employer Identification No.)
8 Greenway Plaza, Suite 1000 Houston TX 77046 (713) 850-1400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

H. Kerr Taylor
President, Chief Executive Officer and Chairman of the Board
AmREIT
8 Greenway Plaza, Suite 1000
Houston TX  77046
Telephone: (713) 840-1400  - - Facsimile: (713) 850-0498
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to: Bryan L. Goolsby Gina E. Betts Locke Lord Bissell & Liddell LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 Telephone: (214) 740-8000 - - Facsimile: (214) 740-8800

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to divided or interest reinvestment plans, please check the following box.     ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.       ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.       ☐

Subject to Completion, dated October __, 2007

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

1,026,732 CLASS A COMMON SHARES

________________

This prospectus relates to the redemption by us of your Class B Common Shares for up to an aggregate consideration of 1,026,732 Class A Common Shares, par value $0.01 per share.  If you elect to receive Class A Common Shares in the redemption rather than $10.18 per share, you will receive one Class A Common Share for each Class B Common Share we redeem.  We will not receive any proceeds from the issuance to you of the Class A Common Shares.

We are registering the Class A Common Shares being offered by this prospectus in order to permit the recipient thereof to sell such shares without restriction in the open market or otherwise; however, the registration of the shares does not necessarily mean that any holders of Class B Common Shares will elect to receive shares instead of cash upon redemption or that any Class A Common Shares issued upon redemption will be offered or sold by the recipient thereof.

Our Class A Common Shares are listed on the American Stock Exchange under the ticker symbol "AMY."  On October 10, 2007, the last reported sale price of our Class A Common Shares was $8.01 per share.

Investing in our common shares involves a high degree of risk.  See "Risk Factors" beginning on page 3  to read about factors you should consider before electing to receive cash or Class A Common Shares in connection with our redemption of your Class B Common Shares.

Our executive offices are located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

________________

The date of this prospectus is October __, 2007

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized any other person to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  We will not make an offer to sell these common shares in any jurisdiction where offers and sales are not permitted.  The information in this prospectus and in the documents incorporated by reference in this prospectus is accurate only as of their respective dates of those documents in which the information is contained, regardless of the time delivery of this prospectus or of any sale of our common shares.  Our business, financial condition, results of operations and prospects may have changed since those dates and may change again.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not guarantees of performance.  Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements.  You can find many of these statements by looking for words such as "plans," "intends," "estimates," "anticipates," "expects," "believes" or similar expressions in this prospectus and the applicable prospectus summary.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties.  Many of the factors that will determine these items are beyond our ability to control or predict.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties.  Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those listed under the caption "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and, to the extent applicable, our Quarterly Reports on Form 10-Q, and any applicable prospectus supplement, as well as the following possibilities:

•	national, regional and local economic conditions;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	our ability to secure adequate insurance;

•	local conditions such as an oversupply of space or a reduction in demand for the real estate in the area;

•	competition from other available space;

•	whether tenants consider a property attractive;

•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•	whether we are able to pass some or all of any increased operating costs through to our tenants;

•	how well we manage our properties;

•	timing of acquisitions;

•	our access to debt and equity capital;

•	fluctuations in interest rates;

•	changes in real estate taxes and other expenses;

•	changes in market rental rates;

•	the timing and costs associated with property development, improvements and rentals;

•	changes in taxation or zoning laws;

•	government regulation;

•	our failure to continue to qualify as a real estate investment trust;

•	availability of financing on acceptable terms or at all;

•	potential liability under environmental or other laws or regulations; and

•	general competitive factors.

For these statements, we claim the protection of the safe harbor forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.   We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus.

~1~

THE COMPANY

We are an established real estate company that, at our core, are value creators who have delivered results to our investors for 22 years.  We have elected to be taxed as a REIT for federal income tax purposes.  Our mission is to build a real estate business with the potential to realize profits year over year regardless of market cycles.  Our structure consists of two distinct companies, representing three synergistic businesses that provide earnings potential from multiple sources.  First, we own an institutional-grade portfolio of Irreplaceable Corners – premier retail properties in high-traffic, highly populated areas – which are held for long-term value and provide a foundation to our FFO growth through a steady stream of rental income.  Second, our advisory/sponsorship business broadens our avenues to capital and raises capital for a series of merchant development funds.  And third, as a real estate development and operating company, we provide value through offering an array of services to our tenants and properties, to our advisory sponsorship business's portfolios and to third parties.  These three business segments add value to the overall company and, together, give us  the flexibility to achieve our financial objectives over the long-term as we navigate the changing market cycles that come our way.

Our portfolio consists primarily of premier retail properties typically located on "Main and Main" intersections in high-traffic, highly populated affluent areas.  Because of their location and exposure as central gathering places, we believe these centers attract well established tenants and can withstand the test of time, providing our shareholders a steady rental income stream.

As of  June 30, 2007,  we owned a real estate portfolio consisting of 50 properties located in 15 states.  A majority of our properties are located in densely populated suburban communities in and around Houston, Dallas and San Antonio.  Within these broad markets, we target locations that we believe have the best demographics and highest long term value.  We refer to these properties as Irreplaceable Corners.  Our criteria for an Irreplaceable Corner includes: high barriers to entry (typically infill locations in established communities without significant raw land available for development), significant population within a three mile radius (typically in excess of 30,000 cars per day).  We believe that centers with these characteristics will provide for consistent leasing demand and rents that increase at or above the rate of inflation.  Additionally, these areas have barriers to entry for competitors seeking to develop new properties due to the lack of available land.  We take a very hands-on approach to ownership, and directly manage the operations and leasing at all of our wholly owned properties.

Our advisory/sponsorship business invests in and actively manages six merchant development partnership funds which were formed to develop, own, manage, and add value to properties with an average holding period of two to four years.  We invest as both the general partner and as a limited partner, and our advisory/sponsorship business sells interests in  these funds to retail investors.  We, as the general partner, manage the funds and, in return, receive management fees as well as potential profit participation interests.  However, we strive to create a structure that aligns the interests of our shareholders with those of our limited partners.  In this spirit, the funds are structured so that the general partner does not receive its profit participation interest until after the limited partners in the funds have received  their targeted return, which links our success to that of the limited partners.

Our real estate development and operating business is a fully integrated and wholly-owned business, consisting of brokers and real estate professionals that provide development, acquisition, brokerage, leasing, construction, general contracting, asset and property management services to our portfolio of properties, to our advisory sponsorship business, and to third parties.  This operating subsidiary, which is a taxable REIT subsidiary, is a transaction-oriented subsidiary.  This business can produce long-term and annual growth; however, due to its heavy general and administrative costs, its financial results will fluctuate, and therefore its contributions to our earnings will be volatile.

RISK FACTORS

There may be significant fluctuations in our quarterly results.

Our quarterly operating results fluctuate based on a number of factors, including, among others:

•	Interest rate changes;
•	The volume and timing of our property acquisitions;
•	The amount and timing of income generated by our advisory/sponsorship business as well as our real estate development and operating business;
•	The recognitions of gains or losses on property sales;
•	The level of competition in our market; and
•	General economic conditions, especially those affecting the retail industries.

As a result of these factors, results for any quarter should not be relied upon as being indicative of performance in future quarters. The market price of our Class A Common Shares could fluctuate with fluctuations in our quarterly results.

Our Class A Common Shares have a limited average daily trading volume.

Our Class A Common Shares are currently traded on the American Stock Exchange. Our Class A Common Shares have been listed since July 2002, and as of September 30, 2007, the average daily trading volume was approximately 8,015 shares based on a 90-day average. As a result, the Class A Common Shares currently have limited liquidity.

The conversion and conversion premium associated with the Class C and Class D Common Shares may dilute the interest of the Class A Common Shares.

At October 10, 2007, there were 4,142,474 Class C Common Shares outstanding and 11,047,587 Class D Common Shares outstanding.

The Class C Common Shares were issued at $10.00 per share and have the ability to convert into Class A Common Shares based on 110% of original investment (i.e. $1,000 of original investment converts into $1,100 of Class A Common Shares) after a seven-year lock out period from the date of issuance.  The shares were issued between September 2003 and May 2004.  We have the right to force conversion of the shares into Class A Common Shares on a one-for-one basis or to redeem the shares at a cash redemption price of $11.00 per share at the holder’s option.

The Class D Common Shares were issued at $10.00 per share and have the ability to convert into Class A Common Shares based on 107.7% of original investment (i.e. $1,000 of original investment converts into $1,077 of Class A Common Shares) after a seven-year lock out period from the date of issuance.  The shares were issued between July 2004 and September 2005.  The Class D Common Shares are redeemable by us one year after issuance for 100% of original investment plus the pro rata portion of the 7.7% conversion premium.

The economic impact of the conversion of these non-traded shares can be affected by many factors, including the following:

•	The price of our publicly traded Class A Common Shares;
•	The multiple and valuation at which our Class A Common Shares trade;
•	Our ability to grow earnings, net income and FFO as well as dividends; and
•	Our ability to redeem these shares based on access to the debt and equity markets as well as liquidity in our balance sheet based on asset sales.

Conversion of Class B Common Shares could put downward pressure on the market price of our Class A Common Shares.

As of October 10, 2007, there were 1,026,732 Class B Common Shares outstanding, each of which is currently convertible into Class A Common Shares on a one-for-one basis. The Class B Common Shares are not listed on any exchange, and no trading market presently exists for the Class B Common Shares. As a result, holders of the Class B Common Shares who convert to Class A Common Shares may be doing so, in part, to be able to liquidate some or all of their investment in our company. Due to the limited average trading volume of the Class A Common Shares, substantial sales of Class A Common Shares would result in short-term downward pressure on the price of the Class A Common Shares.

~2~

Distribution payments in respect of our Class A Common Shares are subordinate to payments on debt and other series of common shares.
We have paid distributions since our organization in 1993. Distributions to our shareholders, however, are subordinate to the payment of our current debts and obligations. If we have insufficient funds to pay our debts and obligations, future distributions to shareholders will be suspended pending the payment of such debts and obligations. Dividends may be paid on the Class A Common Shares only if all dividends then payable on the class B common shares and Class C Common Shares have been paid. As a result, the Class A Common Shares are subordinate to the class B and Class C Common Shares as to dividends.

The economic performance and value of our shopping centers depend on many factors, each of which could have an adverse impact on our cash flows and operating results.

 The economic performance and value of our properties can be affected by many factors, including the following:

•	Changes in the national, regional and local economic climate;
•	Local conditions such as an oversupply of space or a reduction in demand for retail real estate in the area;
•	The attractiveness of the properties to tenants;
•	Competition from other available space;
•	Our ability to provide adequate management services and to maintain our properties;
•	Increased operating costs, if these costs cannot be passed through to tenants; and
•	The expense of periodically renovating, repairing and re-leasing spaces.

Our properties consist primarily of neighborhood and community shopping centers and, therefore, our performance is linked to general economic conditions in the market for retail space. The market for retail space has been and may continue to be adversely affected by weakness in the national, regional and local economies where our properties are located, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing consumer purchases through catalogues and the Internet. To the extent that any of these conditions occur, they are likely to affect market rents for retail space. In addition, we may face challenges in the management and maintenance of the properties or encounter increased operating costs, such as real estate taxes, insurance and utilities, which may make our properties unattractive to tenants.

Our dependence on rental income may adversely affect our ability to meet our debt obligations and make distributions to our shareholders.

The majority of our income is derived from rental income from our portfolio of properties.  As a result, our performance depends on our ability to collect rent from tenants.  Our income and therefore our ability to make distributions would be negatively affected if a significant number of our tenants, or any of our major tenants:

•	Delay lease commencements;
•	Decline to extend or renew leases upon expiration;
•	Fail to make rental payments when due; or
•	Close stores or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases.  Lease terminations by an anchor tenant or a failure by that anchor tenant to occupy the premises could also result in lease terminations or reductions in rent by other tenants in the same shopping center under the terms of some leases.  In addition, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms.  The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations and make distributions to shareholders.

~3~

Tenant, geographic or retail product concentrations in our real estate portfolio could make us vulnerable to negative economic and other trends.

There is no limit on the number of properties that we may lease to a single tenant. However, under investment guidelines established by our board, no single tenant may represent more than 15% of AmREIT’s total annual revenue unless approved by our board. Our board reviews our properties and potential investments in terms of geographic and tenant diversification. Kroger, IHOP and CVS/Pharmacy accounted for 7.5%, 5.0% and 2.5%, respectively, of our total operating revenues for the quarter ended June 30, 2007. There is a risk that any adverse developments affecting either Kroger, IHOP or CVS/Pharmacy could materially adversely affect our revenues (thereby affecting our ability to make distributions to shareholders).

Approximately 58% of our rental income for the six months  ended June 30, 2007, was generated from properties located in the Houston, Texas metropolitan area. Additionally, approximately 92% of our rental income for the six months was generated from properties located throughout major metropolitan areas in the State of Texas.  Therefore, we are vulnerable to economic downturns affecting Houston and Texas, or any other metropolitan area where we might in the future have a concentration of properties.

If in the future properties we acquire result in or extend geographic or tenant concentrations or concentration of product types, such acquisitions may increase the risk that our financial condition will be adversely affected by the poor judgment of a particular tenant’s management group, by poor performance of our tenants’ brands, by a downturn in a particular market sub-segment or by market disfavor with a certain product type.

Our profitability and our ability to diversify our investments, both geographically and by type of properties purchased, will be limited by the amount of capital at our disposal. An economic downturn in one or more of the markets in which we have invested could have an adverse effect on our financial condition and our ability to make distributions.

We may increase our leverage without shareholder approval.

Our bylaws provide that we will not incur recourse indebtedness if, after giving effect to the incurrence thereof, aggregate recourse indebtedness, secured and unsecured, would exceed 55% of our gross asset value on a consolidated basis. However, our operating at the maximum amount of leverage permitted by our bylaws could adversely affect our cash available for distribution to our shareholders and could result in an increased risk of default on our obligations. We intend to borrow funds through secured and/or unsecured credit facilities to finance property investments in the future. These borrowings may require lump sum payments of principal and interest at maturity. Because of the significant cash requirements necessary to make these large payments, our ability to make these payments may depend upon our access to capital markets and/or ability to sell or refinance properties for amounts sufficient to repay such loans. At such times, our access to capital might be limited or non-existent and the timing for disposing of properties may not be optimal, which could cause us to default on our debt obligations and/or discontinue payment of dividends. In addition, increased debt service may adversely affect cash flow and share value.

At September 30, 2007, AmREIT had outstanding debt totaling $157 million, $151 million of which was fixed-rate secured financing. This debt represented approximately 42% of the market value of our real estate investments.

If we cannot meet our REIT distribution requirements, we may have to borrow funds or liquidate assets to maintain our REIT status.

REITs generally must distribute 90% of their taxable income annually. In the event that we do not have sufficient available cash to make these distributions, our ability to acquire additional properties may be limited. Also, for the purposes of determining taxable income, we may be required to include interest payments, rent and other items we have not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, we could have taxable income in excess of cash available for distribution. In such event, we could be required to borrow funds or sell assets in order to make sufficient distributions and maintain our REIT status.

~4~

We are subject to conflicts of interest arising out of our relationships with our merchant development funds.

We experience competition for acquisition properties. In evaluating property acquisitions, certain properties may be appropriate for acquisition by either us or one of our merchant development funds. Our shareholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved. Generally, we evaluate each property, considering the investment objectives, creditworthiness of the tenants, expected holding period of the property, available capital and geographic and tenant concentration issues when determining the allocation of properties among us and our merchant development funds.

There are competing demands on our management and board. Our management team and board are not only responsible for us, but also for our merchant development funds, which include entities that may invest in the same types of assets in which we may invest. For this reason, the management team and trust managers divide their management time and services among those funds and us, will not devote all of their attention to us and could take actions that are more favorable to the other entities than to us.

We may invest along side our merchant development funds. We may also invest in joint ventures, partnerships or limited liability companies for the purpose of owning or developing retail real estate projects. In either event, we may be a general partner and fiduciary for and owe certain duties to our other partners in such ventures. The interests, investment objectives and expectations regarding timing of dispositions may be different for the other partners than those of our shareholders, and there are no assurances that your interests and investment objectives will take priority.

We may, from time to time, purchase one or more properties from our merchant development funds. In such circumstances, we will work with the applicable merchant development fund to ascertain, and we will pay, the market value of the property. By our dealing directly with our merchant development funds in this manner, generally no brokerage commissions will be paid; however, there can be no assurance that the price we pay for any property will be equal to or less than the price we would have been able to negotiate from an independent third party. These property acquisitions from the merchant development funds will be limited to properties that the merchant development funds developed.

 Risks Associated with an Investment in Real Estate

Real estate investments are relatively illiquid.

Real estate investments are relatively illiquid. Illiquidity limits the owner’s ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, federal income tax provisions applicable to REITs may limit our ability to sell properties at a time which would be in the best interest of our shareholders.

Our properties are subject to general real estate operating risks.

In general, a downturn in the national or local economy, changes in zoning or tax laws or the lack of availability of financing could adversely affect occupancy or rental rates. In addition, increases in operating costs due to inflation and other factors may not be offset by increased rents. If operating expenses increase, the local rental market for properties similar to ours may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, our ability to make distributions to shareholders could be adversely affected.

We may construct improvements, the cost of which may not be recoverable.

We may on occasion acquire properties and construct improvements or acquire properties under contract for development. Investment in properties to be developed or constructed is more risky than investments in fully developed and constructed properties with operating histories. In connection with the acquisition of these properties, we may advance, on an unsecured basis, a portion of the purchase price in the form of cash, a conditional letter of credit and/or a promissory note. We will be dependent upon the seller or lessee of the property under construction to fulfill its obligations, including the return of advances and the completion of construction. This party’s ability to carry out its obligations may be affected by financial and other conditions which are beyond our control.

If we acquire construction properties, the general contractors and the subcontractors may not be able to control the construction costs or build in conformity with plans, specifications and timetables. The failure of a contractor to perform may necessitate our commencing legal action to rescind the construction contract, to compel performance or to rescind our purchase contract. These legal actions may result in increased costs to us. Performance may also be affected or delayed by conditions beyond the contractor’s control, such as building restrictions, clearances and environmental impact studies imposed or caused by governmental bodies, labor strikes, adverse weather, unavailability of materials or skilled labor and by financial insolvency of the general contractor or any subcontractors prior to completion of construction. These factors can result in increased project costs and corresponding depletion of our working capital and reserves and in the loss of permanent mortgage loan commitments relied upon as a primary source for repayment of construction costs.

We may make periodic progress payments to the general contractors of properties prior to construction completion. By making these payments, we may incur substantial additional risk, including the possibility that the developer or contractor receiving these payments may not fully perform the construction obligations in accordance with the terms of his agreement with us and that we may be unable to enforce the contract or to recover the progress payments.

~5~

An uninsured loss or a loss that exceeds the insurance policy limits on our properties could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on our properties, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. We have obtained comprehensive liability, casualty, property, flood and rental loss insurance policies on our properties. All of these policies may involve substantial deductibles and certain exclusions. In addition, we cannot assure the shareholders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to the shareholders.

We will have no economic interest in leasehold estate properties.

We currently own properties, and may acquire additional properties, in which we own only the leasehold interest, and do not own or control the underlying land. With respect to these leasehold estate properties, we will have no economic interest in the land at the expiration of the lease, and therefore may lose the right to the use of the properties at the end of the ground lease.

We may invest in joint ventures.

•	The joint venture partner may have economic or business interest or goals which are inconsistent with ours;
•	The potential inability of our joint venture partner to perform;
•	The joint venture partner may take actions contrary to our requests or instructions or contrary to our objectives or policies; and
•
The joint venture partners may not be able to agree on matters relating to the property they jointly own. Although each joint owner will have a right of first refusal to purchase the other owner’s interest, in the event a sale is desired, the joint owner may not have sufficient resources to exercise such right of first refusal.

We also may participate with other investors, possibly including investment programs or other entities affiliated with our management, in investments as tenants-in-common or in some other joint venture arrangement. The risks of such joint ownership may be similar to those mentioned above for joint ventures and, in the case of a tenancy-in-common, each co-tenant normally has the right, if an un-resolvable dispute arises, to seek partition of the property, which partition might decrease the value of each portion of the divided property.

~6~

Our properties may be subject to environmental liabilities.

Under various federal and state environmental laws and regulations, as an owner or operator of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien in favor of the government on the contaminated site for damages and costs the government incurs in connection with the contamination. The presence of contamination or the failure to remediate contaminations at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.

Certain of our properties have had prior tenants such as gasoline stations and, as a result, have existing underground storage tanks and/or other deposits that currently or in the past contained hazardous or toxic substances. Other properties have known asbestos containing materials. The existence of underground storage tanks, asbestos containing materials or other hazardous substances on or under our properties could have the consequences described above. Also, we have not recently had environmental reports produced for many of our older properties, and, as a result, many of the environmental reports relating to our older properties are significantly outdated. In addition, we have not obtained environmental reports for five of our older properties. These properties could have environmental conditions with unknown consequences.

All of our future properties will be acquired subject to satisfactory Phase I environmental assessments, which generally involve the inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions; or satisfactory Phase II environmental site assessments, which generally involve the testing of soil, groundwater or other media and conditions. Our board may determine that we will acquire a property in which a Phase I or Phase II environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided that (A) the seller has (1) agreed in writing to indemnify us and/or (2) established in escrow cash equal to a predetermined amount greater than the estimated costs to remediate the problem; or (B) we have negotiated other comparable arrangements, including, without limitation, a reduction in the purchase price. We cannot be sure, however, that any seller will be able to pay under an indemnity we obtain or that the amount in escrow will be sufficient to pay all remediation costs. Further, we cannot be sure that all environmental liabilities have been identified or that no prior owner, operator or current occupant has created an environmental condition not known to us. Moreover, we cannot be sure that (1) future laws, ordinances or regulations will not impose any material environmental liability or (2) the current environmental condition of our properties will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us. Environmental liabilities that we may incur could have an adverse effect on our financial condition or results of operations.

Our failure to qualify as a REIT for tax purposes would result in taxation of us as a corporation and the reduction of funds available for shareholder distribution.

Although we believe we are organized and are operating so as to qualify as a REIT, we may not be able to continue to remain so qualified. In addition, REIT qualification provisions under the tax laws may change. We are not aware, however, of any currently pending tax legislation that would adversely affect our ability to continue to qualify as a REIT.

For any taxable year that we fail to qualify as a REIT, we will be subject to federal income tax on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions no longer would qualify for the dividends paid deduction nor would there be any requirement that such distributions be made. To the extent that distributions to shareholders would have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

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We may be liable for prohibited transaction tax and/or penalties.

A violation of the REIT provisions, even where it does not cause failure to qualify as a REIT, may result in the imposition of substantial taxes, such as the 100% tax that applies to net income from a prohibited transaction if we are determined to be a dealer in real property. Because the question of whether that type of violation occurs may depend on the facts and circumstances underlying a given transaction, these violations could inadvertently occur. To reduce the possibility of an inadvertent violation, the trust managers intend to rely on the advice of legal counsel in situations where they perceive REIT provisions to be inconclusive or ambiguous.

Changes in the tax laws may adversely affect our REIT status.

The discussions of the federal income tax considerations are based on current tax laws. Changes in the tax laws could result in tax treatment that differs materially and adversely from that described herein.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of our Class A Common Shares to our holders of Class B Common Shares who elect to receive Class A Common Shares rather than cash upon redemption of the Class B Common Shares.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance of our Class A Common Shares upon redemption of our Class B Common Shares.  Upon redemption of our Class B Common Shares, the holders thereof have the right to select between receiving $10.18 per share or one Class A Common Share per one Class B Common Share redeemed.  For a more detailed description of how to redeem your Class B Common Shares, see "Redemption of Class B Common Shares."

We are registering the Class A Common Shares covered by this prospectus in order to permit the recipient thereof to sell such shares without restriction in the open market or otherwise; however, the registering of  the shares does not mean that any holder will elect to receive Class A Common Shares rather than cash upon redemption or that any holder electing to receive shares will offered or sold by the recipient thereof.

We will pay all expenses relating to the  registration of the Class A Common Shares.

REDEMPTION OF CLASS B COMMON SHARES

Pursuant to the terms of our Class B Common Shares, we have the right to redeem the Class B Common Shares by giving notice by mail and by newspaper publication.  We have given notice that the call date is ______, 2007.  Each holder of Class B Common Shares has the right to receive as consideration for the redemption and cancellation of the Class B Common Shares, either $10.18 per share in cash or one Class A Common Share per Class B Common Share redeemed.  Assuming that all of the class B common shares outstanding as of October 10, 2007 (1,026,732 shares) are redeemed for cash, approximately $10.5 million will be required to fund the redemption.  Such funds are available to us through a combination of our line of credit as well as cash generated by operating activities.

Upon redemption, the rights of holders of Class B Common Shares shall cease, including the right to receive dividends of $0.74 per share.  If you elect to receive Class A Common Shares in connection with the redemption, you shall be entitled to the same rights as our other holders of Class A Common Shares.

FEDERAL INCOME TAX CONSEQUENCES
General

The following summary of the material United States federal income tax consequences to taxable U.S. shareholders (as defined below) of the redemption of Class B Common Shares including the issuance of Class A Common Shares upon such redemption, the taxation of us, and the material United States federal income tax consequences to holders of our Class A Common Shares, is for general information purposes only.  It is not tax advice.  The tax treatment of a holder of Class A Common Shares will vary depending upon the holder's particular situation, and this discussion addresses only holders that hold Class A Common Shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances.  This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the federal income tax laws apply, including, but not limited to: dealers in securities or currencies; traders in securities that elect to use mark-to-market method of accounting for their securities holdings; banks; tax exempt organizations; certain insurance companies; persons liable for the alternative minimum tax; persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transactions; and U.S. shareholders whose functional currency is not the U.S. dollar.

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This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions.  This summary describes the provisions of these sources of law only as they are currently in effect.  All the sources of law may change at any time, and any change in the law may apply retroactively.  We do not plan to request any rulings from the Internal Revenue Service ("IRS") concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court.  Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF THE REDEMPTION AND OF ACQUIRING, OWNING AND SELLING CLASS A COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE REDEMPTION AND OF ACQUIRING, OWNING AND SELLING CLASS A COMMON SHARES IN YOUR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

United States Federal Income Tax Consequences of Redemption to Class B Common Shareholders

Election to Receive Cash.  If you elect to receive cash as consideration for the redemption of your Class B Common Shares, the redemption will be a taxable transaction.  A holder of Class B Common Shares who elects cash should be treated as if it has sold its shares if the transaction (i) results in a complete termination of its share interest in AmREIT, (ii) is substantially disproportionate with respect to such shareholder or (iii) is not essentially equivalent to a dividend with respect to such shareholder.  In determining whether any of these tests has been met, shares considered to be owned by such shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must be taken into account.  If Class B Common Shares are redeemed by AmREIT in a transaction that meets one of the tests described above, a shareholder who elects cash consideration will recognize capital gain or loss equal to the difference between the tax basis of such Class B Common Shares and the amount of cash received in redemption thereof.  Such gain or loss will be long-term gain or loss if the holding period for the Class B Common Shares is more than one year as of the date of the sale of such Class B Common Shares.  The transaction may also be a taxable transaction under applicable state, local and other tax laws.

If the transaction does not meet any of the tests described above, the shareholder generally would be taxed on the cash received as a dividend to the extent paid out of AmREIT’s current or accumulated earnings and profits.  Any amount in excess of AmREIT’s earnings and profits would first reduce such shareholder’s tax basis in its shares and thereafter would be treated as capital gain.  If a redemption of the shares by AmREIT is treated as a distribution that is taxable as a dividend with respect to a shareholder, such holder’s basis in the redeemed shares would be transferred to the remaining shares of AmREIT stock that such shareholder owns, if any.

Under federal income tax law, a non-exempt shareholder who receives a cash payment from AmREIT is required to provide a correct taxpayer identification number.  If a shareholder fails to provide such taxpayer identification number, the shareholder may be subject to certain penalties and back-up withholding may be required to be deducted from any cash payment due to the shareholder.

Election to Receive Class A Common Shares.  If you elect to receive Class A Common Shares as consideration for the redemption of your Class B Common Shares, such share exchange is expected to qualify as a tax-free transaction under Section 1036 of the Code and should also qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(E) of the Code.  As a consequence, a U.S. holder who elects to receive a Class A Common Share as consideration for the redemption of a Class B Common Share will not recognize any gain or loss upon the redemption.  Such holder will have a tax basis in the Class A Common Share received in the share exchange equal to the tax basis of the Class B Common Share redeemed.  The holding period for the Class A Common Share received in the exchange will include the holder's holding period for the Class B Common Share surrendered therefor.

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Taxation of AmREIT

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot however, assure you that such requirements will be met in the future.

Locke Lord Bissell & Liddell LLP, our legal counsel, is of the opinion that we have been organized, and for the taxable year ended December 31, 2006, we have operated in conformity with the requirements for qualification and taxation as a REIT and that our current form of organization and proposed manner of operation should enable us to continue to satisfy the requirements for qualification as a REIT for taxable years ending after December 31, 2006 if we operate in accordance with the methods of operations described herein including our representations concerning our intended method of operation.  However, no opinion can be given that we will actually satisfy all REIT requirements in the future since this depends on future events.  You should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Lord Bissell & Liddell LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of share ownership.

Locke Lord Bissell & Liddell LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. See "-- Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and the holders of our securities. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

REIT Qualification

We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more trust managers. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital shares must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital shares may be held, directly or indirectly, applying the applicable constructive ownership rules of the Internal Revenue Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet certain other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

Our outstanding Class A Common Shares are owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy these share ownership requirements. To protect against violations of these share ownership requirements, our declaration of trust provides that no person is permitted to own, applying constructive ownership tests set forth in the Internal Revenue Code, more than 9.0% of our outstanding capital shares, unless the trust managers are provided evidence satisfactory to them in their sole discretion that our qualification as a REIT will not be jeopardized. In addition, our declaration of trust contains restrictions on transfers of capital shares, as well as provisions that automatically transfer capital shares to a charitable trust for the benefit of a charitable beneficiary to the extent that another investor's ownership of such capital shares otherwise might jeopardize our REIT status. These restrictions, however may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, except as provided below, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See "—Failure to Qualify as a REIT." We may also qualify for relief under certain other provisions. See the section below entitled "—Relief from Certain Failures of the REIT Qualification Requirements."

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To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of our common shares. To do so, we will demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records.

Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and certain other information.

We currently satisfy, and expect to continue to satisfy, each of these requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

Ownership of a Partnership Interest.  In the case of a REIT which is a partner in a partnership or any other entity such as a limited liability company that is treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of any partnership in which we own an interest are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below.

Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income - a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments.

The Internal Revenue Code allows a REIT to own and operate properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Internal Revenue Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

75% Gross Income Test. At least 75% of a REIT’s gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

•	interest on loans secured by real property;

•
gains from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business, referred to below as "dealer property");

•	income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property");

•	distributions on, or gain from the sale of, shares of other qualifying REITs;

•	abatements and refunds of real property taxes;

•	amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

•	"qualified temporary investment income" (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of dealer property, not including foreclosure property and not including certain dealer property we have held for at least four years.

We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories.

Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipts or sales is permitted as rent from real property and we will have leases where rent is based on a percentage of gross receipts or sales. We generally do not intend to lease property and receive rentals based on the tenant’s income or profit. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Internal Revenue Code, own a 10% or greater interest in either vote or value.

A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income or through a "taxable REIT subsidiary." A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. The obligation to operate through an independent contractor or a taxable REIT subsidiary generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax-exempt owner of the property). Further, if the amounts we receive for non-customary services at a property, valued at no less than 150% of our direct cost of performing such services, is 1% or less of the total income derived from the property, then the provision of such non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, such as hotel, health care or extensive recreational or social services.

Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

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95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. We may receive certain types of that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income, is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish taxable REIT subsidiaries to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test.

If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if, following the identification of such failure, (1) we file a description of each item of our gross income in accordance with Treasury regulations, and (2) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income equal to the product of (i) the greater of the amount by which we fail either the 75% or 95% income tests for that year and (ii) a fraction intended to reflect our profitability. See "—Taxation as a REIT" below.

Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other  property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any subsidiary partnerships but excluding foreclosure property) that does not qualify under safe harbor provisions of the Code, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our and our subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet three tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in stock or debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital.

Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer (other than a taxable REIT subsidiary) that represent more than 5% of the value of our total assets, (2) securities possessing more than 10% of the voting power of the outstanding securities of any single issuer or (3) securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. A REIT may also own securities representing more than 10% of the voting power or value of a taxable REIT subsidiary.

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Third, securities of a single taxable REIT subsidiary may represent more than 5% of the value of the total assets but not more than 20% of the value of a REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries. In evaluating a REIT’s assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take such action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we could cease to qualify as a REIT.

If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code.  Those relief provisions generally will be available (i) for failures of the 5% asset test or the 10% asset tests if the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) for the failure of any asset test (including the failure to satisfy the 5% asset test or 10% asset tests where the failure is due to ownership of assets that exceed the amount in (i) above) if the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.  We may not qualify for the relief provisions in all circumstances.

Annual Distributions to Shareholders. To maintain our REIT status, we generally must distribute as a dividend to our shareholders in each taxable year at least 90% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 90% of the sum of (a) our "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on such income, minus (2) certain limited categories of "excess noncash income," including income attributable to certain payments for the use of property or services described under Section 4467 of the Internal Revenue Code, cancellation of indebtedness and original issue discount income. REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

A REIT may satisfy the 90% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year.

Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to shareholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the shareholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed on or before December 31 are less than the sum of (a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

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To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class.

We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 90% of our taxable income, we would be taxed on the retained 10%. Under certain circumstances we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed).

Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then in order to meet the 90% distribution requirement, we may have to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

If we fail to meet the 90% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

Taxation As a REIT

As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our shareholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends.

Even as a REIT, we will be subject to tax in certain circumstances as follows:

•	we would be subject to tax on any income or gain from foreclosure property at the highest corporate rate;

•	a confiscatory tax of 100% applies to any net income from prohibited transactions;

•
if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which we failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

•
if we fail the 5% asset test or either of the 10% asset tests (and do not qualify for a de minimis safe harbor) or fail to satisfy one or more of the other asset tests for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test;

•
if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the rules providing relief from asset test failures, described above), we nevertheless may avoid

•
termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements;

•	under some circumstances, we may be subject to the alternative minimum tax on items of tax preference;

•
if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year (other than certain long-term capital gain for which we make a capital gain designation and pay the applicable income tax), and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

•
we also will be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire from a C corporation in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period; and

•	we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

In addition, a tax is imposed on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest.  Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

•

•
The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

•
The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT’s property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

•
The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary’s direct cost of rendering the service.

•
The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arm’s length basis even though a taxable REIT subsidiary provided services to the tenants.

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Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

Relief From Certain Failures of the REIT Qualification Provisions

If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the rules providing relief from asset test failures, described above), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.  We may not qualify for this relief provision in all circumstances.

Failure To Qualify As a REIT

For any taxable year in which we fail to qualify as a REIT and certain relief provisions do not apply, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income.

Distributions to our shareholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our shareholders and, because the shareholders would continue to be taxed on the distributions they receive, the net after tax yield to the shareholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our Class A Common Shares. If we lose our REIT status, unless certain relief provisions apply, we would not be eligible to elect REIT status again for the four taxable years following the year during which qualification is lost.  It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation Of Taxable U.S. Shareholders
The term "taxable U.S. shareholder" means a holder of our Class A Common Shares that for U.S. federal income tax purposes is

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.  Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall be considered taxable U.S. shareholders.

•
If a partnership, including an entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

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Except as discussed below, distributions generally will be taxable to taxable U.S. shareholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to shareholders in excess of our current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each shareholder to the extent of the adjusted tax basis of the shareholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A shareholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations.

Dividends we declare in October, November or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Because we generally are not subject to U.S. federal income tax on the portion of our REIT taxable income distribution to our shareholders, our ordinary dividends generally are not eligible for the reduced 15% rate available to most non corporate taxpayers through 2010 under the Tax Increase Prevention and Reconciliation Act of 2006, and will continue to be taxed at the higher tax rates applicable to ordinary income.  However, the reduced 15% rate does apply to our distributions designated as long term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate); to the extent attributable to dividends received by us from non REIT corporations or taxable REIT subsidiaries; and to the extent attributable to income upon which we paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. shareholders at a 15% or 25% rate, depending on the nature of the asset giving rise to the gain. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

•
include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it; and

•
increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and, in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

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Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. shareholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain.

Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will be treated as investment income if a shareholder so elects, in which case the capital gain is taxed at ordinary income rates.

U.S. shareholders who sell or exchange our Class A Common Shares will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder's adjusted basis in the shares for tax purposes.  If the shares were held as a capital asset, then the gain or loss realized by a shareholder upon the sale of shares will be reportable as capital gain or loss.  In general, capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of Class A Common Shares will be subject to a maximum federal income tax rate of 15% if the Class A Common Shares are held for more than 12 months, and will be taxed at ordinary income rates of up to 35% if the Class A Common Shares are held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of Class A Common Shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).  If a shareholder receives a long-term capital gain dividend from us and has held the shares for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

In any year in which we fail to qualify as a REIT, the shareholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate shareholders may qualify for the dividends received deduction and the shareholders will not be required to report any share of our tax preference items.  Also, dividend distributions would be "qualified dividend income," which in the hands of individual shareholders is taxable at the long-term capital gain rates for individuals.

The tax rate on both dividends and long-term capital gains for most non-corporate taxpayers is 15% until 2010.  This reduced maximum tax rate generally does not apply to ordinary REIT dividends, which continue to be subject to tax at the higher tax rates applicable to ordinary income.  The 15% maximum tax rate, however, does apply to (1) long-term capital gains recognized on the disposition of REIT shares; (2) REIT capital gain distributions (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate), (3) REIT dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries, and (4) REIT dividends attributable to income that was subject to corporate income tax at the REIT level (e.g., when the REIT distributes taxable income that had been retained and taxed at the REIT level in the prior taxable year).

Backup Withholding

We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a shareholder is subject to backup withholding, we will be required to deduct and withhold a tax from any dividends payable to that shareholder. These rules may apply (1) when a shareholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder’s federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to shareholders who fail to certify their non-foreign status.

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Taxation of Tax-Exempt Entities

In general, a tax-exempt entity that is a shareholder will not be subject to tax on distributions or gain realized on the sale of shares. The IRS has confirmed that a REIT’s distributions to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income ("UBTI"). A tax-exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code. In determining the number of shareholders a REIT has for purposes of the 5/50 rule described above under "—REIT Qualification," generally, any shares held by tax-exempt employees’ pension and profit sharing trusts which qualify under Section 401(a) of the Internal Revenue Code and are exempt from tax under Section 501(a) of the Internal Revenue Code will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as UBTI. The percentage is determined by dividing the REIT’s gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were a qualified trust) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as UBTI. These UBTI rules apply only if the REIT qualifies as a REIT because of the "look-thru" rule with respect to the 5/50 rule discussed above and if the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our Class A Common Shares will constitute UBTI unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the UBTI generated by the investment in our Class A Common Shares. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

Taxation of Foreign Investors

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in Class A Common Shares, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Class A Common Shares is treated as effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder unless (1) the non-U.S. shareholder files on IRS Form W-8BEN claiming that a lower treaty rate applies or (2) the non-U.S. shareholder files an IRS Form W-8ECI claiming that the dividend is effectively connected income.

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Under certain Treasury Regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to such withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the non-U.S. shareholder may seek a refund of those amounts from the IRS.

For periods through the 2004 taxable year in which we qualified as a REIT, distributions that were attributable to gain from our sales or exchanges of United States real property interests were taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, commonly known as "FIRPTA."  Under FIRPTA, those dividends were taxed to a non-U.S. shareholder as if the gain were effectively connected with a United States business. Non-U.S. shareholders were thus taxed at the normal capital gain rates applicable to U.S. shareholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to FIRPTA may have been subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty exemption. We were required by the Internal Revenue Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount was creditable against the non-U.S. shareholder’s FIRPTA tax liability.

Beginning in the 2005 taxable year, the above taxation under FIRPTA of distributions attributable to gains from our sales or exchanges of United States real property interests (or such gains that are retained and deemed to be distributed) will not apply, provided our common shares are "regularly traded" on an established securities market in the United States, and the non-U.S. shareholder does not own more than 5% of the common stock at any time during the one-year period ending on the date of distribution.  Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected to a U.S. trade or business, as described earlier.  A non-U.S. shareholder owning more than 5% of our common stock could be subject to the prior rules.

Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. Because the Class A Common Shares will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the Class A Common Shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual’s capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. shareholder’s sale of shares would be subject to tax under FIRPTA would depend on whether or not the common shares were regularly traded on an established securities market (such as the American Stock Exchange) and on the size of selling non-U.S. shareholder’s interest in our capital shares. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of our Class A Common Shares may be required to withhold 10% of the gross purchase price.

State And Local Taxes

We, and our shareholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital shares.

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LEGAL MATTERS

Locke Lord Bissell & Liddell LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

EXPERTS

The consolidated financial statements of AmREIT and subsidiaries as of and for each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.  In addition, you nay read and copy our SEC filings at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.  Our website address is http://www.amreit.com.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement.  We have also filed exhibits to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit for a complete description of any statement referring to any contract or document.  You may inspect or obtain a copy of the registration statement, including exhibits, as described in the previous paragraph.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 159d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•	Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2007.

•	Form 8-K filed on May 9, 2007.

•	Form 8-K filed on August 8, 2007.

•	The description of our Class A Common Shares contained in our registration statement on Form 8-A filed July 17, 2002.

You may request copies of these filings at no cost by writing or telephoning our Chief Financial Officer at the following address and telephone number:

Chad Braun
AmREIT
8 Greenway Plaza, Suite 1000
Houston TX  77046
Telephone: (713) 850-1400

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses in connection with the offering contemplated by this Registration Statement:

SEC Registration Fee	$-
Accounting Fees and Expenses	10,000	*
Legal Fees and Expenses	30,000	*
Printing Expenses	10,000	*
Miscellaneous	-
Total	$50,000	*

(1)Registration fee previously paid in connection with the filing of Form S-4.

* Estimated

ITEM 15. INDEMNIFICATION OF TRUST MANAGERS AND OFFICERS.

Section 9.20 of the Texas REIT Act empowers a real estate investment trust to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, or any inquiry or investigation that can lead to such an action, suit or proceeding because the person is or was a trust manager, officer, employee or agent of the real estate investment trust or is or was serving at the request of the real estate investment trust as a trust manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another real estate investment trust, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against expenses (including court costs and attorney fees), judgments, penalties, fines and settlements if he conducted himself in good faith and reasonably believed his conduct was in or not opposed to the best interests of the real estate investment trust and, in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

The Texas REIT Act further provides that, except to the extent otherwise permitted therein, a trust manager may not be indemnified in respect of a proceeding in which the person is found liable on the basis that a personal benefit was improperly received by him or in which the person is found liable to the real estate investment trust. Indemnification pursuant to Subsection (B) of Section 9.20 of the Texas REIT Act is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the real estate investment trust.

Subsection (C) of Section 15.10 of the Texas REIT Act provides that a trust manager shall not be liable for any claims or damages that may result from his acts in the discharge of any duty imposed or power conferred upon him by the real estate investment trust, if, in the exercise of ordinary care, he acted in good faith and in reliance upon information, opinions, reports or statements, including financial statements and other financial data, concerning the real estate investment trust or another person, that were prepared or presented by officers or employees of the real estate investment trust, legal counsel, public accountants, investment bankers, or certain other professionals, or a committee of trust managers of which the trust manager is not a member. In addition, no trust manager shall be liable to the real estate investment trust for any act, omission, loss, damage, or expense arising from the performance of his duty to a real estate investment trust, save only for his own willful misfeasance, willful malfeasance or gross negligence.

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Our Declaration of Trust provides that the liability of each trust manager for monetary damages shall be eliminated to the fullest extent permitted by applicable law. In general, under current Texas law, a trust manager is liable to the trust only for liabilities arising from such trust manager's own willful misfeasance or willful malfeasance or gross negligence. The Declaration of Trust also provides that no amendment thereto may limit or eliminate this limitation of liability with respect to events occurring prior to the effective date of such amendment.

AmREIT's Declaration of Trust and the indemnification agreements that we have with our officers provide that the trust managers and officers shall be indemnified to the maximum extent permitted by Texas law. Under current Texas law, the trust will indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a trust manager or officer if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed: (3) in the case of conduct in his official capacity as a trust manager or officer of the real estate investment trust (REIT), that his conduct was in the REIT's best interests; and (3) in all other cases, that his conduct was at least not opposed to the REIT's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Except to the extent provided in the following sentence, a trust manager or officer may not be indemnified (1) in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by hum, whether or not the benefit resulted from an action taken in the person's official capacity; or (2) in which the person is found liable to the REIT. Notwithstanding the foregoing, a person may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; provided that if the person is found liable to the REIT or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the REIT. In addition, our Declaration of Trust, Bylaws and indemnification agreements require us to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former trust manager or officer made a party to a proceeding by reason of his status as a trust manager or officer, provided that we shall have received (1) a written affirmation by the trust manager or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us as authorized by the Bylaws and (2) a written undertaking by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met. Our Declaration of Trust, Bylaws and indemnification agreements also permit us to provide indemnification, payment or reimbursement of expenses to any of our employees or agents in such capacity. Any indemnification, payment or reimbursement of the expenses permitted by the Declaration of Trust, Bylaws and indemnification agreements shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Texas Real Estate Investment Trust Act for trust managers.

ITEM 16.  EXHIBITS.

*3.1	Amended and Restated Declaration of Trust (included as Exhibit 3.1 of the Exhibits to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, and incorporated herein by reference).

*3.2	Bylaws, dated December 22, 2002 (included as Exhibit 3.1 of the Exhibits to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, and incorporated herein by reference).

*5.1	Opinion of Locke Lord Bissell & Liddell LLP as to the legality of the securities being registered.

*8.1	Opinion of Locke Lord Bissell & Liddell LLP as to certain tax matters.

*23.1	Consent of KPMG LLP.

23.2	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 5.1 hereto).

23.3	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 8.1 hereto).

*99.1	Cover Letter to Letter of Transmittal

*99.2	Letter of Transmittal

*	Filed herewith

†	Previously filed.

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ITEM 17. UNDERTAKINGS.

(a)		The undersigned registrant hereby undertakes:

(1)		To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");
	(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and
	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)
(A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)  Each prospectus required to be filed to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus.  As provided in Rule 430B, for liability purposes of  the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

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(5)
That, for the purpose of determining liability of the registrant under Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement,  regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trust managers, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than in payment by the registrant of expenses incurred or paid by a trust manager, director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the registrant by such trust manager, director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the ___ day of October, 2007.

     AmREIT

    By:   /s/ H. Kerr Taylor
                                                                                     H. Kerr Taylor
     President, Chief Executive Officer and Chairman of theBoard

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ H. Kerr Taylor H. Kerr Taylor	President, Chief Executive Officer and Chairman of the Board	October __, 2007
By:* Robert S. Cartwright, Jr.	Trust Manager	October __, 2007
By:* G. Steven Dawson	Trust Manager	October __, 2007
By:* Philip W. Taggart	Trust Manager	October __, 2007
By: * H. L. Rush, Jr.	Trust Manger	October __, 2007
By: /s/ Brett P. Treadwell Brett P. Treadwell	Vice President – Finance (Principal Accounting Officer)	October __, 2007

* The undersigned, by signing his name hereto, does sign and execute this Registration Statement pursuant to the Power of Attorney executed by the above-named persons.

By:                                      /s/ H. Kerr Taylor
            H. Kerr Taylor
            Attorney-in-Fact

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EXHIBIT INDEX

Exhibit
Number

†3.1
Amended and Restated Declaration of Trust (included as Exhibit 3.1 of the Exhibits to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, and incorporated herein by reference).

†3.2	Bylaws, dated December 22, 2002 (included as Exhibit 3.1 of the Exhibits to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, and incorporated herein by reference).

*5.1	Opinion of Locke Lord Bissell & Liddell LLP as to the legality of the securities being registered.

*8.1	Opinion of Locke Lord Bissell & Liddell LLP as to certain tax matters.

*23.1	Consent of KPMG LLP.

23.2	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 5.1 hereto).

23.3	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 8.1 hereto).

*99.1	Cover Letter to Letter of Transmittal

*99.2	Letter of Transmittal

______
* Filed herewith.
† Previously filed.

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